N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant's series because such person owns more than 25% of a series based on the records of the series.

As of April 30th 2016

Fund	Name of Person	Ownership % of Series
Columbia AMT-Free Intermediate Muni Bond	Merrill Lynch, Pierce, Fenner & Smith for the Sole Benefit of its Customers	76.93%
Columbia AMT-Free New York Intermediate Muni Bond	Merrill Lynch, Pierce, Fenner & Smith for the Sole Benefit of its Customers	63.51%
Columbia AMT-Free Connecticut Intermediate Muni Bond	Merrill Lynch, Pierce, Fenner & Smith for the Sole Benefit of its Customers	77.09%
Columbia AMT-Free Massachusettes Intermediate Muni Bond	Merrill Lynch, Pierce, Fenner & Smith for the Sole Benefit of its Customers	75.46%

As of November 1st 2015
Fund	Name of Person	Ownership % of Series